Exhibit 99.1

Robert W. Roche

Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

People’s Republic of China

November 4, 2019

Board of Directors

Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

People’s Republic of China

Ladies and Gentlemen:

I, Robert W. Roche, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire the outstanding ordinary shares and American Depositary Shares (“ADSs”) of Acorn International, Inc. (the “Company”), that are not currently owned by myself or other shareholders of the Buyer Vehicle (as defined below) in a going-private transaction (the “Acquisition”). The terms and conditions of the Proposal on which I contemplate to pursue the Acquisition are set forth below:

1.	Buyer. I intend to form an acquisition vehicle (the “Buyer Vehicle”) for the purpose of pursing the Acquisition. We anticipate that the Buyer Vehicle or its shareholders will hold ordinary shares and/or ADSs representing approximately 75% of the outstanding ordinary shares of the Company.

2.	Purchase Price. The purchase consideration we expect to pay is $0.975 per ordinary share or $19.50 per ADS, in cash, which represents a premium of 10% to the volume-weighted average closing price during the last 30 trading days from November 1, 2019, and a premium of 11% to the volume-weighted average closing price during the last 90 trading days from November 1, 2019. I believe that the proposed purchase price provides a very attractive and beneficial alternative to the Company’s public shareholders.

3.	Financing. It is currently expected that substantially all of the capital for the Acquisition will be funded through internal resources, or through affiliated entities. We may supplement with equity or debt funding from third parties. At this point in time, there is no definite arrangement in place with any third party source of debt or equity funding. We expect definitive commitments for any third party debt or equity funding, subject to customary terms and conditions, to be in place when the Definitive Agreements (as defined below) are signed. Any parties providing equity funding and/or debt financing will require a timely opportunity to conduct customary legal, financial and accounting due diligence on the Company. We reserve the right to withdraw the Proposal at any time for any or no reason, including, without limitation, if we are unable to obtain such financing.

4.	Definitive Agreement. We are prepared to negotiate and finalize definitive agreements (“Definitive Agreements”) providing for the Acquisition and related transactions very promptly. Such Definitive Agreements will provide for conditions and covenants typical and appropriate for transactions of this type.

5.	Confidentiality. I intend promptly to file an amendment to my Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until the Definitive Agreements have been executed or our discussions have been terminated. If for any reason you find it necessary to make any disclosure relating to any matter discussed in this letter, please give me as much notice as possible so that I can respond appropriately.

6.	Process. I believe that the Acquisition will provide superior value to the Company’s public shareholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board (the “Special Committee”) will proceed to consider the proposed Acquisition. We will not move forward with the Acquisition unless it is approved by the Special Committee. In considering my offer, you should be aware that I am interested only in acquiring the outstanding ordinary shares and ADSs of the Company that are not currently owned by myself or the other shareholders of the Buyer Vehicle, and that neither I nor the other shareholders in the Buyer Vehicle are interested in selling our shares in the Company to a third party or in any merger or other strategic transaction involving any third party.

7.	No Binding Commitment. This letter constitutes only a preliminary indication of interest, and does not constitute any binding commitment with respect to the Acquisition or other transaction. Any commitment will result only from the execution of the Definitive Agreements, and will be on the terms provided in such documentation.

[Signature to follow on next page]

I would like to personally express my commitment to work with the Special Committee to consummate this Acquisition in a timely manner. Should you have any questions regarding these matters, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Robert W. Roche

Robert W. Roche